Filed by Dragoneer Growth Opportunities Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dragoneer Growth Opportunities Corp. II

Commission File No. 001-39709

Date: October 18, 2021

Cvent CONNECT® Europe Conference Brings Together Event and Hospitality Professionals In-Person and Online to Capitalise on Industry Transformation

LONDON: 18 October 2021 - Cvent, a market-leading meetings, events, and hospitality technology provider, brought together industry professionals across Europe for its annual conference, Cvent CONNECT® Europe. Day one of the conference (5 October), was hosted as a hybrid experience, held at the InterContinental London - The O2, delivering one event with two unique experiences for both the in-person and virtual audiences. Day two of the conference (6 October), offered an immersive, interactive fully virtual experience for attendees, hosted on the Cvent Attendee Hub™.

Cvent CEO & Founder Reggie Aggarwal opened the conference with a look back at the last 18 months and offered his insights on the pandemic-driven innovation and evolution that have transformed the MICE and hospitality industries. Aggarwal said: “The pandemic has been a catalyst for innovation that I believe will change the face of our industry.” He summarised the driving forces behind the industry’s massive transformation into four key pillars:

1.	Rapid digitisation of the industry

2.	Evolving roles of planners, hoteliers, and attendees

3.	The triple threat of in-person, virtual, and hybrid events

4.	The arrival of the continuous event

Together, the four pillars present a new events landscape and engagement economy where the opportunities to engage and interact have multiplied and the event channel has become more valuable.

“After pivoting to a completely virtual event in 2020 due to the pandemic, it was great to be back in London and to bring our industry together for a unique hybrid experience after what has been a truly transformational time,” said Patrick Smith, chief marketing officer at Cvent. “To be able to share our latest innovations and best practices with our attendees – both in-person and online – felt extra special this year. The energy and excitement were palpable.”

What Cvent CONNECT Europe attendees had to say:

“It’s wonderful [to be here]. It’s great to see everybody; great to pick up my badge and use all the tech that we’ve been learning about. I can’t wait to meet some of my colleagues from Cvent that I’ve only ever met on [virtual calls], and to network with some other Cvent customers.” – Ali Welsh, Global Head of Events, Moore Global Network

“[The event] is great. It was needed after such a long time. The whole world was stressed from just seeing people on a screen, and it’s always best to be live [in-person] to check back in with our peers and reconnect. I’m excited to learn about the latest trends and especially how the MICE market has moved and changed throughout the pandemic. Cvent are the pioneers of the industry, so it’s good to re-start events and be live again thanks to Cvent.” – Gianluca Masserio, Director of Sales, JW Marriott Venice Resort & Spa

Additional conference highlights include:

•	Innovative Cvent Technology: Cvent CONNECT Europe attendees got a front-row seat to experience the company’s latest technological innovations, including the Cvent Attendee Hub, an always-on engagement experience for both in-person and virtual audiences, which was used to power the entire two-day conference. The Cvent Innovation Pavilion provided attendees with the opportunity to interact with other Cvent solutions, while the Product Roadmap general sessions offered an insider’s look into new features and exciting developments across Cvent’s entire platform.

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Peer-to-Peer Networking: In-person attendees enjoyed ample face-to-face networking opportunities to engage with their peers including an evening event experience, hosted at The Londoner Hotel, a brand-new super boutique hotel located in Leicester Square. Virtual attendees interacted with other online delegates in topic-driven roundtable discussions and engaged with conference exhibitors and sponsors in a live, virtual environment.

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Educational Content & Expert Keynotes: More than 40 breakout sessions, expert keynotes, and roundtable discussions were featured during the conference - giving attendees the most up-to-date insights to fuel their future success. Cvent brought leading industry influencers to the main stage including Fred Sirieix, TV Personality and Customer Service Expert; Alexandra Willis, Communications and Marketing Director, The AELTC, Wimbledon; and Ben Erwin, CEO of Encore. Other session highlights include:

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Empowered Leaders: Inclusion First - Moving Beyond Diversity for the Sake of Diversity: A panel of inclusivity-first thinkers discussed how the event and hospitality industry can create a culture where everyone feels valued, appreciated for their differences, and ultimately engaged.

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Empowered Leaders: Creating a Sustainable Future, Driving to Net Zero: A panel of industry leaders including Anita Howard, Strategy Director, ICE; Gianni Salvadori, Europe Meliá Hotels International; and Chantal Kerr-Sheppard, Director, Event Cycle, among others, explored the findings of the recent ICE Annual Benchmarking Research - supported by Cvent. The panel discussed strategies and ways in which event professionals can actively do their part to participate in achieving a NetZero event industry by 2030.

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What’s Trending? Planner Sourcing Findings in the Second Half of 2021: Katia Sadchikova, Group Head of Sales, Edwardian Hotels London and Nathalie Paxton, Global Account Director, Life Sciences at BCD Meetings & Events, joined this session which highlighted the findings of the Cvent 2021 Planner Sourcing Report: Europe Edition – which offers insights into the venue sourcing priorities and requirements of UK and European planners.

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What’s Trending? The Six Pillars of a Hybrid Event: Attendees heard from Cvent Vice President of Product Management, McNeel Keenan, about how hybrid events, which combine both in-person and virtual elements, provide maximum flexibility and accessibility for attendees. Keenan explored the six key pillars of a hybrid event to help event planners design successful hybrid events of their own, and hoteliers to better support them.

All the sessions from the event are available on-demand on the Cvent CONNECT Europe website. Registration to view the content is free and open to anyone.

-Ends-

www.cvent.co.uk

For media enquiries, please contact:

Sharon Coleshill

Email: sharon.coleshill@spotlightcoms.com

Mobile: +44 7810 508 990

Nina Gardiner

Email: nina.gardiner@spotlightcoms.com

About Cvent

Cvent is a leading meetings, events, and hospitality technology provider with nearly 4,000 employees and more than 200,000 users worldwide. Founded in 1999, the company delivers a comprehensive event marketing and management platform and offers a global marketplace where event professionals collaborate with venues to create engaging, impactful experiences. The comprehensive Cvent event marketing and management platform offers software solutions to event organisers and marketers for online event registration, venue selection, event marketing and management, virtual and onsite solutions, and attendee engagement. Cvent’s suite of products automate and simplify the entire event management process and maximise the impact of in-person, virtual, and hybrid events. Hotels and venues use Cvent’s supplier and venue solutions to win more MICE and corporate travel business through Cvent’s sourcing platforms. Cvent solutions optimise the entire event management value chain and have enabled clients around the world to manage millions of meetings and events. For more information, please visit Cvent.com/uk, or connect with us on Facebook, Twitter or LinkedIn.

Additional Information

In connection with the Business Combination, Dragoneer has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a preliminary prospectus and preliminary proxy statement. The Registration Statement has not yet been declared effective by the SEC. Dragoneer will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Dragoneer will send to its shareholders in connection with the Business Combination. The information filed by Dragoneer contains substantially more information about Cvent than is being furnished with this communication and may contain information that an investor will consider important in making a decision regarding an investment in Dragoneer securities. INVESTORS AND SECURITY HOLDERS OF DRAGONEER ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH DRAGONEER’S SOLICITATION OF PROXIES FOR ITS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION (AND RELATED MATTERS), AS WELL AS ANY AMENDMENTS THERETO, AND THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN AVAILABLE, IN CONNECTION WITH SUCH SOLICITATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. The definitive proxy statement/final prospectus will be mailed to shareholders of Dragoneer as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Dragoneer Growth Opportunities Corp. II, One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129.

Participants in the Solicitation

Dragoneer, Cvent and certain of their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Dragoneer’s shareholders in connection with the Business Combination. DRAGONEER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF DRAGONEER IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON MARCH 31, 2021 AND IN ITS QUARTERLY REPORTS ON FORM 10-Q FOR THE QUARTERS ENDED MARCH 31, 2021 AND JUNE 30, 2021, WHICH WERE FILED WITH THE SEC ON JUNE 21, 2021 AND AUGUST 16, 2021, RESPECTIVELY. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO DRAGONEER’S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE SPECIAL MEETING ARE SET FORTH IN THE REGISTRATION STATEMENT FOR THE BUSINESS COMBINATION. Investors and Dragoneer’s shareholders may obtain more detailed information regarding the names and interests in the Business Combination of Dragoneer’s directors and officers in Dragoneer’s filings with the SEC, including the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination, and such information and names of Cvent’s directors and executive officers are also in the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination.

Forward Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this communication include, but are not limited to, statements regarding future events, such as the proposed Business Combination between Dragoneer and Cvent, including the timing and structure of the transaction, the likelihood and ability of the parties to successfully consummate the Business Combination, the PIPE and the Forward Purchase Agreement, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, as well as statements about the composition of the board of directors of the company. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, the general economic, political, business and competitive conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement or any related agreements or could otherwise cause the transaction to fail to close; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the transactions contemplated by the Business Combination; the ability of existing investors to redeem the ability to complete the Business Combination due to the failure to obtain approval from Dragoneer’s shareholders, or the risk that the approval of the shareholders of Dragoneer for the potential transaction is otherwise not obtained; the failure to satisfy other closing conditions in the Business Combination Agreement or otherwise, the occurrence of any event that could give rise to the termination of the Business Combination Agreement; the failure to obtain financing to complete the Business Combination, including to consummate the PIPE or the transactions contemplated by the Forward Purchase Agreement; the ability to recognize the anticipated benefits of the Business Combination; the impact of COVID-19 on Cvent’s business and/or the ability of the parties to complete the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Dragoneer and Cvent; the risk that the Business Combination disrupts current plans and operations of Dragoneer or Cvent as a result of the announcement and consummation of the Business Combination; the ability of the Company to grow and manage growth profitably and retain its key employees; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Business Combination; costs related to the Business Combination; and other risks and uncertainties, including those to be included under the header “Risk Factors” in the registration statement on Form S-4 filed by Dragoneer with the SEC, those included under the header “Risk Factors” in the final prospectus of Dragoneer related to its initial public offering and those under the heading “Summary Risk Factors” in the investor presentation filed as Exhibit 99.3 to Dragoneer’s Current Report on Form 8-K filed on July 23, 2021. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTIONS OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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